EXHIBIT 99.1

Medicenna to Announce Fiscal Year 2021 Financial Results and Operational Highlights on Friday, May 28, 2021

TORONTO and HOUSTON, May 20, 2021 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that it will host a conference call and live webcast on May 28, 2021 at 8:30 AM ET to report its financial results for the fiscal year ended March 31, 2021 and operational highlights.

To access the call, please dial (877) 407-9716 from Canada or the United States or (201) 493-6779 internationally, followed by the conference ID: 13719231. To access the live webcast, please go to the investors section of Medicenna’s website at https://ir.medicenna.com/news-and-events/events-and-presentations. Following the live webcast, an archived version of the call will be available on Medicenna’s website.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines for the treatment of a broad range of cancers. Medicenna's long-acting IL-2 Superkine asset, MDNA11, is a next-generation IL-2 with superior CD122 binding without CD25 affinity and therefore preferentially stimulates cancer killing effector T cells and NK cells when compared to competing IL-2 programs. Medicenna’s early-stage program on Bifunctional SuperKine ImmunoTherapies (BiSKITs™) is designed to further enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's lead IL4 Empowered Superkine, MDNA55, has completed a Phase 2b clinical trial for rGBM, the most common and uniformly fatal form of brain cancer. MDNA55 has been studied in five clinical trials involving 132 subjects, including 112 adults with rGBM. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com